11000 Equity Drive
Houston, Texas 77041 U.S.A.
Main 281.836.7000
January 14, 2021

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 3561
Washington, D.C. 20549

Attention: Robert Shapiro
     Stephen Kim

RE: Exterran Corporation
Form 10-K for the Year Ended December 31, 2019
Filed February 28, 2020
Form 10-Q for the Fiscal Quarter Ended September 30, 2020
Filed November 2, 2020
File No. 001-36875

Dear Mr. Shapiro and Mr. Kim:
Set forth below are the responses of Exterran Corporation (the “Company”, “our” and “we”) to the Comment Letter of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) dated December 21, 2020 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020.
For the convenience of the Staff’s review, the Company has set forth below the comments contained in the Comment Letter, followed by our response. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2019
Item 6. Selected Financial Data
Non-GAAP Financial Measures, page 25

1.Comment: We note your presentation of the non-GAAP measure total gross margin. Please revise your reconciliation for this non-GAAP measure to the most directly comparable GAAP measure of gross margin in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. If you do not believe gross margin that includes depreciation and amortization is the most directly comparable GAAP measure, please tell us why in your response. In addition, retitle this measure to avoid confusion with the GAAP measure of gross margin. Similar changes should be made to your earnings release.

Response: In response to the Staff’s comment, in future filings, the Company will change the title of the measure we previously referred to as “total gross margin” to “total adjusted gross margin” to clarify that “gross margin” is the GAAP measure and “total adjusted gross margin” is the non-GAAP measure. The Company will also revise its reconciliation to present a reconciliation of total adjusted gross margin to gross margin in accordance with Item 10(e)(1)(i)(B) of Regulation S-K for each period presented. An example of the proposed format of the reconciliation of total adjusted gross margin to gross margin is as follows:

	Years Ended December 31,
(in thousands)	2019	2018	2017	2016	2015
Revenues	$1,317,440	$1,360,856	$1,215,294	$905,397	$1,687,264
Cost of Sales (excluding depreciation and amortization expenses)	954,218	977,428	868,154	596,406	1,189,361
Depreciation and amortization expenses	155,971	117,826	101,257	126,046	139,518
Total gross margin	$207,251	$265,602	$245,883	$182,945	$358,385
Depreciation and amortization expenses	155,971	117,826	101,257	126,046	139,518
Total adjusted gross margin	$363,222	$383,428	$347,140	$308,991	$497,903
We will define “total adjusted gross margin” as follows (added information shown underlined below):

We define adjusted gross margin as revenue less cost of sales (excluding depreciation and amortization expense). We evaluate the performance of each of our segments based on adjusted gross margin. Total adjusted gross margin is included as a non-GAAP measure supplemental disclosure because it is a primary measure used by our management to evaluate the results of revenue and cost of sales (excluding depreciation and amortization expense), which are key components of our operations. We believe adjusted gross margin is important because it focuses on the current operating performance of our operations and excludes the impact of the prior historical costs of the assets acquired or constructed that are utilized in those operations. Depreciation and amortization expense may not accurately reflect the costs required to maintain and replenish the operational usage of our assets and therefore may not portray the costs from current operating activity. As an indicator of our operating performance, total adjusted gross margin should not be considered an alternative to, or more meaningful than, our gross margin or our income (loss) before income taxes, each as determined in accordance with generally accepted accounting principles in the U.S. (“GAAP”). Our adjusted gross margin may not be comparable to a similarly titled measure of another company because other entities may not calculate adjusted gross margin in the same manner.
    We will make the same changes in future earnings releases as well.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Summary of Results
Results by Business Segment, page 31

2.Comment: We note you exclude depreciation and amortization expense from your segment gross margins and gross margin percentages. Please retitle the heading to clearly identify these measures as segment gross margin. In addition, if you continue to present a total for the three segments here, retitle it to avoid confusion with the GAAP measure of gross margin. Similar changes should be made to your earnings release

Response: In response to the Staff request, in future filings we will retitle “gross margin” and “gross margin percentage” to “segment adjusted gross margin” and “segment adjusted gross margin percentage”, respectively. An example of the proposed format of the Results by Business Segment is as follows:

	Years Ended December 31,
(in thousands)	2019	2018	2017
Revenue:
Contract Operations	$368,126	$360,973	$375,269
Aftermarket Services	129,217	120,676	107,063
Product Sales	820,097	879,207	732,962
Total Revenue	$1,317,440	$1,360,856	$1,215,294

Segment Adjusted Gross Margin:
Contract Operations	$239,963	$238,835	$241,889
Aftermarket Services	33,610	31,010	28,842
Product Sales	89,649	113,583	76,409
Total Adjusted Gross Margin	$363,222	$383,428	$347,140

Segment Adjusted Gross Margin Percentage:
Contract Operations	65%	66%	64%
Aftermarket Services	26%	26%	27%
Product Sales	11%	13%	10%

Further, we will define “segment adjusted gross margin” and “segment adjusted gross margin percentages” as follows (added information shown underlined below):

Segment adjusted gross margin is defined as revenue less cost of sales (excluding depreciation and amortization expense) broken out by the different segments. We evaluate the performance of each of our segments based on adjusted gross margin.

Segment adjusted gross margin percentage is defined as segment adjusted gross margin divided by segment revenue.

    We will make the same changes in future earnings releases as well.

Form 10-Q for the Fiscal Quarter Ended September 30, 2020
Notes to Unaudited Condensed Consolidated Financial Statements
Note 3. Discontinued Operations, page 11

3.Comment: You disclose the closing of the sale of your U.S. compression products business on November 2, 2020. Please explain to us your consideration of disclosing the terms of this transaction as a material subsequent event. Refer to ASC 855-10-50.

Response: ASC 855-10-50 does not provide any bright line tests for determining which subsequent events require disclosure and what information is material to disclose. As such, the information to disclose as a subsequent event requires judgment based on facts and circumstances . Our review for material disclosures included reviewing the information available in our Form 10-Q including the book value of the assets held for sale and the historical financial results of the U.S. compression business that are presented separately in our discontinued operations footnote (see footnote 3). In addition, since we evaluated the assets of this business for impairment and recorded impairments in prior periods, the assets of the U.S. compression business were held on our balance sheet at our estimated net realizable value. As such, we believed we were disclosing our estimated proceeds from disposition of the assets. Because the expected transaction proceeds were known prior to September 30, 2020 and since we had updated our impairment analysis for quarter close, we knew that the closing of the transaction would not have a material impact on our fourth quarter results. As such, we did not have an unrecorded material gain or loss to record that would have required disclosure of the terms of the sale as a subsequent event. We also considered that the closing of the transaction did not meet the materiality thresholds (including the sales proceeds, investment, asset or pre-tax income tests) to require disclosure via an 8-K as an indicator that the transaction was not material to our overall financial condition or results of operations. Based on these considerations, we concluded that the specific terms of the transaction were not material to disclose in our third quarter 10-Q.

If you have any questions regarding the responses to the comments from the Staff, or require additional information, please contact the undersigned at 281-836-7825 or david.barta@exterran.com.

Very truly yours,

EXTERRAN CORPORATION

By:	/s/ DAVID A. BARTA
David A. Barta
Senior Vice President and Chief Financial Officer